FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Limited Review Report on Interim Period Financial Statements.

2	Financial Statements as of September 30, 2006 and Comparative Information.

3	Statutory Audit Committee’s Report.

SOCIEDAD ANONIMA

Financial Statements as of September 30, 2006 and Comparative Information

Limited Review Report on Interim Period Financial Statements

Statutory Audit Committee's Report

Item 1

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – See Note 12 to the primary financial statements

Limited Review Report on Interim Period Financial Statements

To the Board of Directors of

YPF SOCIEDAD ANONIMA:

1.	We have reviewed the balance sheet of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of September 30, 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended. We have also reviewed the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of September 30, 2006, and the related consolidated statements of income and cash flows for the nine-month period then ended, which are presented as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Management.

2.	We conducted our review in accordance with generally accepted auditing standards in Argentina for a review of interim period financial statements. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for accounting and financial matters. A review is substantially less in scope than an audit of financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our review, we are not aware of any material modification that should be made to the financial statements referred to in the first paragraph for them to be in conformity with generally accepted accounting principles in Argentina.

4.	In relation to the financial statements as of December 31, 2005 and September 30, 2005, which are presented for comparative purposes, we issued our unqualified auditors’ report dated March 8, 2006, and our unqualified limited review report on interim period financial statements dated November 10, 2005, respectively. These financial statements include the effects of the application of the new generally accepted accounting principles in Argentina, as described in Note 1.b to the accompanying primary financial statements.

5.	Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 12 to the accompanying financial statements).

Buenos Aires City, Argentina

November 8, 2006

Deloitte & Co. S.R.L.

Ricardo C. Ruiz

Partner

2

Item 2

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006 AND COMPARATIVE INFORMATION

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

Avenida Presidente Roque Sáenz Peña 777 – Ciudad Autómona de Buenos Aires, Argentina

FISCAL YEARS NUMBER 30 AND 29

BEGINNING ON JANUARY 1, 2006 AND 2005

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006 AND COMPARATIVE INFORMATION

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals and chemicals, generation of electric power from hydrocarbons, as well as rendering telecommunications services.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 19, 2005.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of September 30, 2006

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)
– Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Schedule I

1 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	2006	2005
Current Assets
Cash	101	122
Investments (Note 2.a)	429	408
Trade receivables (Note 2.b)	2,318	2,212
Other receivables (Note 2.c)	5,281	4,433
Inventories (Note 2.d)	1,904	1,315

Total current assets	10,033	8,490

Noncurrent Assets
Trade receivables (Note 2.b)	48	53
Other receivables (Note 2.c)	930	1,223
Investments (Note 2.a)	589	495
Fixed assets (Note 2.e)	22,451	21,958
Intangible assets	1	5

Total noncurrent assets	24,019	23,734

Total assets	34,052	32,224

Current Liabilities
Accounts payable (Note 2.f)	3,300	2,932
Loans (Note 2.g)	997	346
Salaries and social security	153	153
Taxes payable	1,425	1,831
Net advances from crude oil purchasers	97	95
Reserves	186	230

Total current liabilities	6,158	5,587

Noncurrent Liabilities
Accounts payable (Note 2.f)	1,999	1,915
Loans (Note 2.g)	518	1,107
Salaries and social security	35	56
Taxes payable	19	17
Net advances from crude oil purchasers	31	101
Reserves	1,502	1,007

Total noncurrent liabilities	4,104	4,203

Total liabilities	10,262	9,790

Shareholders’ Equity	23,790	22,434

Total liabilities and shareholders’ equity	34,052	32,224

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Schedule I

2 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	2006	2005
Net sales (Note 4)	19,172	16,592
Cost of sales	(11,528)	(8,069)

Gross profit	7,644	8,523

Administrative expenses (Exhibit H)	(490)	(379)
Selling expenses (Exhibit H)	(1,356)	(1,139)
Exploration expenses (Exhibit H)	(318)	(187)

Operating income	5,480	6,818
Income on long-term investments (Note 4)	27	26
Other expense, net (Note 2.h)	(53)	(292)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	250	151
Exchange differences	80	(59)
Holding gains on inventories	442	153
(Losses) Gains on liabilities
Interests	(151)	(374)
Exchange differences	(96)	80
Income from sale of long-term investments	—	75

Net income before income tax	5,979	6,578
Income tax	(2,264)	(2,581)

Net income	3,715	3,997

Earnings per share	9.45	10.16

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Schedule I

3 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	2006	2005
Cash Flows from Operating Activities
Net income	3,715	3,997
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(27)	(26)
Dividends from long-term investments	34	7
Depreciation of fixed assets	2,628	1,977
Income tax	2,264	2,581
Income tax payments	(2,311)	(2,490)
Income from sale of long-term investments	—	(75)
Consumption of materials and fixed assets retired, net of allowances	224	203
Increase in allowances for fixed assets	126	29
Increase in reserves	609	203
Changes in assets and liabilities:
Trade receivables	(101)	144
Other receivables	(484)	(478)
Inventories	(589)	(206)
Accounts payable	230	135
Salaries and social security	(30)	(8)
Taxes payable	(336)	(133)
Net advances from crude oil purchasers	(71)	(682)
Decrease in reserves	(158)	(122)
Interests, exchange differences and others	186	151

Net cash flows provided by operating activities	5,909 (1)	5,207 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(3,460)	(2,360)
Capital distributions from long-term investments	—	6
Proceeds from sale of long-term investments	—	454
Investments (non cash and equivalents)	(111)	—

Net cash flows used in investing activities	(3,571)	(1,900)

Cash Flows from Financing Activities
Payment of loans	(666)	(456)
Proceeds from loans	687	70
Dividends paid	(2,360)	(3,147)

Net cash flows used in financing activities	(2,339)	(3,533)

Decrease in Cash and Equivalents	(1)	(226)
Cash and equivalents at the beginning of year	515	887

Cash and equivalents at the end of period	514	661

For supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes (90) and (244) corresponding to interest payments for the nine-month periods ended September 30, 2006 and 2005, respectively.

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Schedule I

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements, except where otherwise indicated)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS

Under General Resolution No. 368 from the Argentine Securities Commission (“CNV”), YPF Sociedad Anónima (the “Company” or “YPF”) discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements. Consolidated financial statements are supplemental and should be read in conjunction with the primary financial statements.

a) Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), the Company has consolidated its balance sheets as of September 30, 2006 and December 31, 2005 and the related statements of income and cash flows for the nine-month periods ended September 30, 2006 and 2005, as follows:

•	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

•	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering intercompany profits, transactions, balances and other consolidation adjustments.

Investments in companies under control and joint control are detailed in Exhibit C to the primary financial statements.

b) Financial statements used for consolidation:

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related companies, which have produced changes on the latters shareholders’ equity.

c) Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Fixed assets

Mineral properties on foreign unproved reserves have been valued at cost and translated into pesos as detailed in Note 2.d to the primary financial statements. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

As of September 30, 2006, YPF Holding Inc. has approximately 28 of exploratory drilling costs that have been capitalized for a period greater than one year, representing a project and a well. The project is pending the results of drilling on an adjacent block.

Salaries and Social Security – Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc., YPF’ subsidiary with operations in United States of America, has a number of trustee noncontributory pension plans and postretirement and postemployment benefits.

The funding policy related to trustee noncontributory pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans are accrued based on years of service and compensation earned during the period of active service of employees. YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in the case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. Other postretirement and postemployment benefits are recorded as claims are incurred.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current period. Anticipated losses on contracts in progress are expensed when identified.

Derivative instruments

As of September 30, 2005, Profertil S.A., a jointly controlled company, held a cash flow hedge contract to establish a protection against variability in cash flows due to changes in loans’ interest rates. Changes in the fair value of cash flow hedges, were initially deferred in shareholders’ equity and charged to financial expenses of the statement of income as the related transactions were recognized. Fair value of these instruments (interest rate swaps) were included in the “Loans” account of the balance sheet.

2. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts as of September 30, 2006 and December 31, 2005

Assets

a) Investments:

	2006				2005
	Current		Noncurrent		Current		Noncurrent
Short-term investments and government securities	429	(1)	114	(3)	408	(1)	4
Long-term investments	—		834	(2)	—		802	(2)
Allowance for reduction in value of holdings in long-term investments	—		(359	)(2)	—		(311	)(2)

	429		589		408		495

(1)	Includes 413 and 393 as of September 30, 2006 and December 31, 2005, respectively, with an original maturity of less than three months.
(2)	In addition to the amounts detailed in Exhibit C to the primary financial statements, includes the ownership in Gas Argentino S.A.
(3)	Restricted cash as of September 30, 2006.

b) Trade receivables:

	2006		2005
	Current	Noncurrent	Current	Noncurrent
Accounts receivable	2,373	48	2,240	53
Related parties	375	—	352	—

	2,748	48	2,592	53
Allowance for doubtful trade receivables	(430)	—	(380)	—

	2,318	48	2,212	53

c) Other receivables:

	2006			2005
	Current		Noncurrent	Current		Noncurrent
Deferred income tax	—		473	—		452
Tax credits and export rebates	626		18	529		18
Trade	43		—	34		—
Prepaid expenses	118		85	66		95
Concessions charges	17		91	17		96
Related parties	3,705	(1)	107	3,139	(1)	371
Loans to clients	12		65	11		90
From the renegotiation of long-term contracts	—		15	—		17
From joint ventures and other agreements	50		—	1		—
Trust contribution under Decree No. 1,882/04	297		—	273		—
Miscellaneous	559		127	484		138

	5,427		981	4,554		1,277
Allowance for other doubtful accounts	(146)		—	(121)		—
Allowance for valuation of other receivables to their estimated realizable value	—		(51)	—		(54)

	5,281		930	4,433		1,223

(1)	In addition to the amounts detailed in Note 3.c to the primary financial statements, includes 526 as of September 30, 2006, which accrue interest at LIBOR plus a maximum variable spread of 1% and 319 as of December 31, 2005 with Repsol International Finance B.V. (other related party under common control) and 120 as of September 30, 2006 which accrue an interest rate of 5.51% with Repsol Netherlands Finance B.V.

d) Inventories:

	2006	2005
Refined products	1,200	747
Crude oil	499	409
Products in process	23	19
Raw materials, packaging materials and others	182	140

	1,904	1,315

e) Fixed assets:

	2006	2005
Net book value of fixed assets (Exhibit A)	22,500	22,009
Allowance for unproductive exploratory drilling	(3)	(3)
Allowance for obsolescence and assets to be disposed of	(46)	(48)

	22,451	21,958

Liabilities

f) Accounts payable:

	2006		2005
	Current	Noncurrent	Current	Noncurrent
Trade	2,333	26	2,071	30
Hydrocarbon wells abandonment obligations	—	1,518	—	1,419
Related parties	400	—	279	—
From joint ventures and other agreements	255	—	200	—
Environmental liabilities	70	143	48	200
Miscellaneous	242	312	334	266

	3,300	1,999	2,932	1,915

g) Loans:

	Interest rates(1)		Principal maturity	2006		2005
				Current	Noncurrent	Current	Noncurrent
YPF Negotiable Obligations	7.75 - 10.00	%(2)	2007 - 2028	555	516	27	1,031
Other bank loans and other creditors(3)	3.90 - 9.65%		2006 - 2007	442	2	319	76

				997	518	346	1,107

(1)	Annual interest rates as of September 30, 2006.
(2)	Fixed interest rates.
(3)	Includes 285 which accrue fixed interest at annual rates between 3.90% and 9.50%, 76 which accrue interest at variable rates between 4% and 9.65%, and 78 which accrue interest at LIBOR plus 1.60%.

Consolidated Statements of Income Accounts as of September 30, 2006 and 2005

h) Other expense, net:

	Income (Expense)
	2006	2005
Reserve for pending lawsuits and other claims	(54)	(119)
Environmental remediation for preceding operations of YPF Holdings Inc.	(61)	(30)
Miscellaneous	62	(143)

	(53)	(292)

3. COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Laws and regulations relating to health and environmental quality in the United States affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions, Inc. (“Tierra”) have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements and in certain other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

At September 30, 2006, reserves for the environmental contingencies discussed herein totaled approximately 277. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated as of such time; however, changes in circumstances could result in changes, including additions, to such reserves in the future.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (together with its subsidiary Occidental Chemical Corporation, “Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals, including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the selling date. Tierra has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals.

In addition, under the agreement pursuant to shich Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental cost incurred on projects involving remedial activities relating to chemical plant sites of other property used in the conduct of the business of Chemicals as of the selling date and for any period of time following the selling date which relate to, result from or arise out of conditions, events of circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective when Chemicals incurs and gives notice of such costs, with Maxus’ aggregate exposure for this cost sharing being limited to US$ 75 million. The obligation under this cost sharing arrangement was satisfied in the first quarter of 2006. Tierra agreed to assume essentially all of Maxus obligations to Occidental.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra pursuant to the above described indemnification obligation to Occidental. This project is in the operation and maintenance phase. Following the completion of an assessment of this project by the EPA, YPF Holdings Inc. reserved an amount of 53 as of September 30, 2006.

Passaic River/Newark Bay, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. While some work remains, these studies were substantially completed in 2005. In addition,

•	The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with approximately 30 other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties and a number of additional parties are discussing the possibility of further work with the EPA and how the costs of any such work will be allocated among them.

•	In 2003, the DEP issued Directive No. 1 to approximately 66 entities, including Occidental and Maxus and certain of their respective related entities. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

•	In December 2005, the DEP sued YPF, YPF Holdings Inc., Tierra, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks unspecified damages for injuries to so-called “uplands resources” and for other matters. The DEP also seeks punitive damages. The defendants have made responsive pleadings and/or filings.

As of September 30, 2006, there is a total of approximately 16 reserved in connection with the foregoing matters related to the Passaic River, the Newark Bay and surrounding area. Studies are ongoing with respect to the Passaic River and the Newark Bay watershed. Until these studies are completed and evaluated, YPF Holdings Inc. cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River and/or the Newark Bay. In addition, at such time as more is known about the aforesaid directives and litigation, additional costs may be required to be incurred or additional reserves may need to be established.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites and is providing financial assurance in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain.

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims the Respondents are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the State at such sites and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. The parties have engaged in preliminary discussion regarding possible settlement; however, there is no assurance that these discussions will be successful.

As of September 30, 2006, there is a total of 71 reserved in connection with the foregoing chrome-related matters. Studies levels for chromium in New Jersey have not been finalized, and the DEP is currently reviewing the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a remedial investigation and feasibility study (“RIFS”) at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. YPF Holdings Inc. has reserved a total of 49 as of September 30, 2006 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any changes, including additions, to its reserve as may be required.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. At September 30, 2006, YPF Holdins Inc. has reserved 74 for its estimated share of future remediation activities associated with the Greens Bayou facility.

In June 2005, the EPA designated Maxus as PRP at the Milwaukee Solvay Code & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. RIFS in respect of this site is expected to commence in the second half of 2006. Maxus has reserved 4 as of September 30, 2006 for its estimated share of the costs of the RIFS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an Administrative Order on Consent, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small.

Chemicals has also been designated as a potentially responsible party (“PRP”) by the EPA under CERCLA with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At a number of these sites, the ultimate response cost and Chemicals’ share of such costs cannot be estimated at this time. At September 30, 2006, YPF Holdings Inc. has reserved 20 in connection with its estimated share of costs related to these sites.

Legal Proceedings. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. Following trial, judgment was entered against Maxus. Maxus has appealed. The cash component of the judgment is approximately 8 plus corresponding interest. In developments related to the “Agent Orange” litigation that may be impacted by this lawsuit, the U.S. district court granted the defendants’ motions for summary judgment in a number of these cases, and the plaintiffs’ appealed the judgments to the Second Circuit Court of Appeals.

In May 2003, the U.S. Internal Revenue Service (“IRS”) assessed Maxus (for 1994, 1995 and 1996) and YPF Holdings Inc. (for 1997) an aggregate of approximately US$ 24 million in additional income taxes. Maxus and YPF Holdings Inc. believe that most of these assessments are without substantial merit, and they have protested this assessment. In January 2004, the IRS assessed YPF Holdings Inc. an additional US$ 8 million plus corresponding interest in withholding taxes the IRS contends should have been withheld from an interest payment to YPF International Ltd. in 1997. YPF Holdings Inc. believed this assessment was without substantial merit and challenged same. YPF Holdings Inc. and Maxus have settled this matter. Pursuant to the settlement, YPF Holdings Inc. and Maxus received a total refund of approximately 23 (including interest) in September 2006.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. YPF Holdings Inc. is considering the potential impact of the court’s determination.

Skidmore Energy Company and others (“Skidmore”) have sued Maxus (U.S.) Exploration Company (“Maxus US”), a subsidiary of YPF Holdings Inc., in state court in Texas. Skidmore claims it was entitled to an assignment of approximately five oil and gas leases in the US Gulf of Mexico. Maxus US denies Skidmore’s claims.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on YPF Holdings Inc.’s financial conditions or operations. YPF Holdings Inc. has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material.

4. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as, crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport and marketing of crude oil to unrelated parties and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations (Note 3).

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Nine-month period ended September 30, 2006
Net sales to unrelated parties	2,311	13,248	1,704	85	—	17,348
Net sales to related parties	584	1,240	—	—	—	1,824
Net intersegment sales	10,812	1,177	494	201	(12,684)	—

Net sales	13,707	15,665	2,198	286	(12,684)	19,172

Operating income (loss)	5,449	53	340	(391)	29	5,480
Income on long-term investments	18	9	—	—	—	27
Depreciation	2,298	238	62	30	—	2,628
Acquisitions of fixed assets	2,800	471	84	112	—	3,467
Assets	18,277	9,463	1,819	5,584	(1,091)	34,052
Nine-month period ended September 30, 2005
Net sales to unrelated parties	2,162	11,414	1,453	76	—	15,105
Net sales to related parties	431	1,056	—	—	—	1,487
Net intersegment sales	8,482	709	163	143	(9,497)	—

Net sales	11,075	13,179	1,616	219	(9,497)	16,592

Operating income (loss)	5,228	1,540	365	(311)	(4)	6,818
Income (loss) on long-term investments	18	9	(1)	—	—	26
Depreciation	1,622	274	55	26	—	1,977
Acquisitions of fixed assets	1,971	284	54	57	—	2,366
December 31, 2005
Assets	17,911	8,807	1,658	4,818	(970)	32,224

Export sales for the nine-month periods ended September 30, 2006 and 2005 were 6,716 and 6,187 respectively. Export sales were mainly to the United States of America, Brazil and Chile.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Schedule I

Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND COMPARATIVE INFORMATION FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	2006
	Cost
Main account	Amounts at beginning of year	Translation net effect (5)	Increases		Net decreases and transfers		Amounts at end of period
Land and buildings	2,268	—	1		33		2,302
Mineral property, wells and related equipment	43,963	2	7		1,416		45,388
Refinery equipment and petrochemical plants	8,470	—	4		70		8,544
Transportation equipment	1,808	—	1		17		1,826
Materials and equipment in warehouse	420	—	712		(583)		549
Drilling and work in progress	2,571	(1)	2,571		(1,258)		3,883
Exploratory drilling in progress	188	3	142		(177)		156
Furniture, fixtures and installations	500	—	3		53		556
Selling equipment	1,273	—	—		40		1,313
Other property	351	—	26		(7)		370

Total 2006	61,812	4	3,467	(2)	(396	)(1)	64,887

Total 2005	57,752	(3)	2,366	(2)	(267	)(1)	59,848

	2006								2005
Main account	Depreciation						Net book value 09-30-06		Note book value 09-30-05		Net book value 12-31-05
	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of period
Land and buildings	1,003	—		2%	35	1,038	1,264		1,274		1,265
Mineral property, wells and related equipment	30,410	(48)		(4)	2,266	32,628	12,760	(3)	12,543	(3)	13,553	(3)
Refinery equipment and petrochemical plants	5,472	—		4-10%	236	5,708	2,836		3,065		2,998
Transportation equipment	1,226	(1)		4-5%	37	1,262	564		583		582
Materials and equipment in warehouse	—	—		—	—	—	549		399		420
Drilling and work in progress	—	—		—	—	—	3,883		2,291		2,571
Exploratory drilling in progress	—	—		—	—	—	156		151		188
Furniture, fixtures and installations	451	—		10%	22	473	83		58		49
Selling equipment	959	5		10%	26	990	323		330		314
Other property	282	—		10%	6	288	82		63		69

Total 2006	39,803	(44	)(1)		2,628	42,387	22,500

Total 2005	37,135	(21	)(1)		1,977	39,091			20,757		22,009

(1)	Includes 128 and 43 of net book value charged to fixed assets allowances for the nine-month periods ended September 30, 2006 and 2005, respectively.
(2)	Includes 7 and 6 corresponding to the future cost of hydrocarbon wells abandonment obligations for the nine-month periods ended September 30, 2006 and 2005, respectively.
(3)	Includes 1,097, 1,289 and 1,255 of mineral property as of September 30, 2006 and 2005 and as of December 31, 2005, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences, originated in the translation of net book values at beginning of the year, related to investments in foreign companies.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Schedule I

Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005 EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	2006					2005
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	477	101	107	33	718	541
Fees and compensation for services	69	173	18	10	270	182
Other personnel expenses	150	44	20	21	235	174
Taxes, charges and contributions	133	14	177	1	325	269
Royalties and easements	1,603	—	4	—	1,607	1,295
Insurance	62	1	9	4	76	65
Rental of real estate and equipment	188	2	42	2	234	195
Survey expenses	—	—	—	86	86	86
Depreciation of fixed assets	2,542	28	58	—	2,628	1,977
Industrial inputs, consumable materials and supplies	374	6	24	7	411	451
Construction and other service contracts	370	10	45	11	436	306
Preservation, repair and maintenance	904	12	31	3	950	695
Contractual commitments	433	—	—	—	433	130
Unproductive exploratory drillings	—	—	—	133	133	28
Transportation, products and charges	452	—	664	—	1,116	973
Allowance for doubtful trade receivables	—	—	79	—	79	3
Publicity and advertising expenses	—	67	42	—	109	68
Fuel, gas, energy and miscellaneous	548	32	36	7	623	430

Total 2006	8,305	490	1,356	318	10,469

Total 2005	6,163	379	1,139	187		7,868

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	2006	2005
Current Assets
Cash	83	53
Investments (Note 3.a)	113	176
Trade receivables (Note 3.b)	2,172	2,085
Other receivables (Note 3.c)	4,886	3,795
Inventories (Note 3.d)	1,693	1,164

Total current assets	8,947	7,273

Noncurrent Assets
Trade receivables (Note 3.b)	47	51
Other receivables (Note 3.c)	790	1,085
Investments (Note 3.a)	2,450	2,359
Fixed assets (Note 3.e)	20,895	20,495

Total noncurrent assets	24,182	23,990

Total assets	33,129	31,263

Current Liabilities
Accounts payable (Note 3.f)	3,309	2,853
Loans (Note 3.g)	874	297
Salaries and social security	108	119
Taxes payable	1,331	1,675
Net advances from crude oil purchasers (Note 3.h)	97	95
Reserves (Exhibit E)	119	164

Total current liabilities	5,838	5,203

Noncurrent Liabilities
Accounts payable (Note 3.f)	1,719	1,639
Loans (Note 3.g)	518	1,107
Taxes payable	10	13
Net advances from crude oil purchasers (Note 3.h)	31	101
Reserves (Exhibit E)	1,223	766

Total noncurrent liabilities	3,501	3,626

Total liabilities	9,339	8,829
Shareholders’ Equity (per corresponding statements)	23,790	22,434

Total liabilities and shareholders’ equity	33,129	31,263

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	2006	2005
Net sales (Note 3.i)	17,770	15,488
Cost of sales (Exhibit F)	(10,857)	(7,568)

Gross profit	6,913	7,920

Administrative expenses (Exhibit H)	(426)	(326)
Selling expenses (Exhibit H)	(1,286)	(1,083)
Exploration expenses (Exhibit H)	(262)	(147)

Operating income	4,939	6,364

Income on long-term investments	287	65
Other income (expense), net (Note 3.j)	43	(100)
Financial income (expense), net and holding gains:
Gains (Losses) on assets	219	127
Interests	63	(48)
Exchange differences	428	141
Holding gains on inventories
(Losses) Gains on liabilities
Interests	(146)	(280)
Exchange differences	(87)	61
Income from sale of long-term investments (Note 10)	—	75

Net income before income tax	5,746	6,405
Income tax (Note 3.k)	(2,031)	(2,408)

Net income	3,715	3,997

Earnings per share (Note 1)	9.45	10.16

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(amounts expressed in millions of Argentine pesos except for per share amounts in Argentine pesos - Note 1)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

2006
Shareholders’ Contributions
	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Total
Balances at the beginning of year	3,933	7,281	640	11,854
Cumulative effect of changes in accounting principles (Note 1.b)	—	—	—	—

Restated balances at the beginning of year	3,933	7,281	640	11,854
Net increase (decrease) in Translation Exchange Differences (Note 2.j)	—	—	—	—
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 19, 2005:
- Cash dividends (8 per share)	—	—	—	—
As decided by the Ordinary Shareholders’ meeting of April 28, 2006:
- Cash dividends (6 per share)	—	—	—	—
- Appropriation to Legal Reserve	—	—	—	—
- Appropriation to Reserve for Future Dividends	—	—	—	—
Net income	—	—	—	—

Balances at the end of period	3,933	7,281	640	11,854

	2006					2005
	Legal Reserve	Translation Exchange Differences	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders’ Equity	Total Shareholders’ Equity
Balances at the beginning of year	1,530	—	—	9,162	22,546	22,087
Cumulative effect of changes in accounting principles (Note 1.b)	—	(112)	—	—	(112)	(111)

Restated balances at the beginning of year	1,530	(112)	—	9,162	22,434	21,976
Net increase (decrease) in Translation Exchange Differences (Note 2.j)	—	1	—	—	1	(5)
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 19, 2005:
- Cash dividends (8 per share)	—	—	—	—	—	(3,147)
As decided by the Ordinary Shareholders’ meeting of April 28, 2006:
- Cash dividends (6 per share)	—	—	—	(2,360)	(2,360)	—
- Appropriation to Legal Reserve	267	—	—	(267)	—	—
- Appropriation to Reserve for Future Dividends	—	—	2,710	(2,710)	—	—
Net income	—	—	—	3,715	3,715	3,997

Balances at the end of period	1,797	(111)	2,710	7,540	23,790	22,821

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	2006	2005
Cash Flows from Operating Activities
Net income	3,715	3,997
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(287)	(65)
Dividends from long-term investments	340	197
Depreciation of fixed assets	2,550	1,905
Income tax	2,031	2,408
Income tax payments	(2,170)	(2,393)
Income from sale of long-term investments	—	(75)
Consumption of materials and fixed assets retired, net of allowances	212	195
Increase in allowances for fixed assets	126	29
Increase in reserves	560	170
Changes in assets and liabilities:
Trade receivables	(83)	128
Other receivables	(680)	(517)
Inventories	(529)	(162)
Accounts payable	306	(72)
Salaries and social security	(11)	5
Taxes payable	(231)	(92)
Net advances from crude oil purchasers	(71)	(682)
Decrease in reserves	(148)	(57)
Interests, exchange differences and others	8	43

Net cash flows provided by operating activities	5,638 (1)	4,962 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(3,281)	(2,284)
Capital distributions from long-term investments	—	6
Capital contributions in long-term investments	(1)	—
Proceeds from sales of long-term investments	—	454
Investments (non cash and equivalents)	(1)	—

Net cash flows used in investing activities	(3,283)	(1,824)

Cash Flows from Financing Activities
Payment of loans	(634)	(178)
Proceeds from loans	605	37
Dividends paid	(2,360)	(3,147)

Net cash flows used in financing activities	(2,389)	(3,288)

Decrease in Cash and Equivalents	(34)	(150)
Cash and equivalents at the beginning of year	214	434

Cash and equivalents at the end of period	180	284

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (88) and (158) corresponding to interest payments for the nine-month periods ended September 30, 2006 and 2005, respectively.

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES AND RESTATEMENT OF COMPARATIVE INFORMATION

a) Significant accounting policies

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Argentina, considering the regulations of the CNV. They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

The financial statements for the nine-month periods ended September 30, 2006 and 2005 are unaudited, but reflect all adjustments which, in the opinion of Management, are necessary to present the financial statements for such periods on a consistent basis with the audited annual financial statements.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments purchased with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production and electric power generation, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s producing fields and undeveloped properties were converted into production concessions and exploration permits under Law No. 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each year or period, for investments with the same remaining maturity, approximates its carrying value. As of September 30, 2006 and December 31, 2005 the fair value of loans payable estimated based on market prices or current interest rates at the end of the period or year amounted to 1,453 and 1,497, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimations made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the nine-month periods ended as of September 30, 2006 and 2005.

b) Restatement of comparative information

From January 1, 2006, the Company applied new generally accepted accounting principles introduced by Resolution CD No. 93/2005 of the Professional Councils in Economic Sciences of the Autonomous City of Buenos Aires (“C.P.C.E.C.A.B.A.”) issued to converge the accounting principles in Argentina and which involved the issuance of Resolution No. 312/2005 by the F.A.C.P.C.E. These new accounting principles were adopted by the CNV throughout Resolutions No. 485/2005 and No. 487/2006.

Main changes derived from the application of new generally accepted accounting principles are as follows:

Disclosure of the exchange differences generated by the translation of interests in foreign entities and measurement of changes in effective cash flow hedges of jointly controlled companies

The exchange difference generated by the foreign companies’ translation and the changes in the fair value of effective cash flow hedges, which previous to the adoption of the new generally accepted accounting principles were included in an intermediate account between liabilities and shareholder’s equity, shall be included as a component of the shareholder’s equity in the account “Translation Exchange Differences”. Comparative financial statements were modified and consequently, equity balances as of December 31, 2005 and 2004, were reduced by 112 and 111, respectively. The restatement of comparative finance information does not imply any change to statutory decisions already taken.

Deferred income tax

The difference between the book value of fixed assets restated into constant Argentine pesos and their corresponding historical cost used for tax purposes corresponds to a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina allow the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.k).

2. VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

•	Amounts in Argentine pesos have been stated at face value.

•	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, as applicable. Exchange differences have been credited (charged) to current income. Additional information on assets denominated in foreign currency is disclosed in Exhibit G.

b)	Current investments, trade and other receivables and payables:

•	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. When required by generally accepted accounting principles, discounted value does not differ significantly from their face value as of the end of each period or year.

•	Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each period or year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Investments in government securities have been valued at its market value as of the end of each period or year. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)	Inventories:

•	Refined products, products in process and crude oil have been valued at replacement cost as of the end of each period or year.

•	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

d)	Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost restated as detailed in Note 1.a.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., Oleoducto Trasandino (Argentina) S.A., A&C Pipeline Holding Company and Petróleos Trasandinos YPF S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization and freezing of utility rates.

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses, generate income and arrange borrowing abroad. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included as a component of shareholder’s equity in the account “Translation Exchange Differences”, which will be maintained until the sale or complete or partial reimbursement of capital of the related investment occur.

Holdings in preferred shares have been valued as defined in the respective bylaws.

Investments in companies with negative shareholders’ equity were disclosed in the “Accounts payable” account in the balance sheet provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of the Company. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign related companies’ financial statements and the elimination of the appraisal revaluation of fixed assets from certain investees.

The investments in companies under control, joint control or significant influence, have been valued based upon the last available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity.

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

e)	Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1.a, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

•	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense.

•	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

•	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

•	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

•	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers at the end of each year.

•	On January 26, 2006, YPF announced a downward revision of the proved oil and gas reserves by 509 million barrels of oil equivalent, including 493 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of YPF and 16 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of affiliated companies. The Audit and Control Committee of YPF’s parent company, Repsol YPF, S.A. (“Repsol YPF”), undertook an independent review of the facts and circumstances of the reduction in proved reserves with the assistance of an independent counsel, King & Spalding LLP. The Audit Committee of YPF determined to rely on this investigation. On June 15, 2006, the final conclusions of the investigation were presented, recommending the implementation of certain improvements in the reserves estimation process. This downward revision of proved reserves did not have material effects on the unappropriated retained earnings at the beginning of the year.

•	Future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts.

Other fixed assets

•	The Company’s other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and major repairs to the fixed assets have been charged to expense as incurred.

Renewals and betterments that materially extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets restated into constant Argentine pesos and their corresponding historical cost used for tax purposes corresponds to a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina allow the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.k).

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income, consequently, it has not recorded any charge for this latter tax.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Royalty expense is accounted for as a production cost.

Through different legal mechanisms, certain provinces demanded the liquidation of crude oil and natural gas royalties according to international prices. Royalties are liquidated by the Company based on domestic market prices, pursuant to Law No. 17,319. YPF´s Management, in consultation with its legal counsels, believes these claims are without merit.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for five years. Outstanding rates as of September 30, 2006, are 20% for natural gas and liquefied petroleum gas, 5% for gasoline, diesel and other refined products and between 25% and 45% for crude oil according to the West Texas Intermediate price. On July 25, 2006, Resolution N° 534/2006 of the Ministry of Economy and Production entered in force, raising the natural gas withholding rate to 45% and establishing the natural gas import price from Bolivia as the basis for its determination.

YPF is negotiating with its export clients the effect of the above mentioned increase and the transfer of a significant part of these incremental costs to them. On October, 2006, Resolution No. 776/2006 of the Ministry of Economy and Production determined that hydrocarbon exports from Tierra del Fuego Province are not entitled to export duties exemption established by Law No. 19,640. At the same time, General Custom Administration, by its External Note No. 56-2006, stated that Resolution No. 776/2006 has retrospective application from the establishment of the export duties in 2002. The Company has challenged those regulations with relevant defense arguments.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g)	Allowances and reserves:

•	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated recoverable value of these assets.

•	Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. If required by generally accepted accounting principles, their discounted value at the end of period or year does not differ significantly from the recorded face value.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

h)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

i)	Derivative instruments:

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, as of September 30, 2006, the Company maintains a price swap agreement that hedges the fair value of the crude oil future committed deliveries under the forward crude oil sale agreement mentioned in Note 9.c (“hedged item”). Under this price swap agreement the Company will receive variable selling prices, which will depend upon market prices and will pay fixed prices. As of September 30, 2006, approximately 4 million of barrels of crude oil are hedged under this agreement.

This fair value hedge is carried at fair value and is disclosed in the “Net advances from crude oil purchasers” account in the balance sheet. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the hedged item caused by the risk being hedged. As hedge relationship is effective, changes in the fair value of this derivative instrument and of the hedged item do not have effect on net income.

j)	Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1.a, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Translation Exchange Differences” includes the effect generated by the foreign companies’ translation and the changes in the fair value of effective cash flow hedges of jointly controlled companies.

k)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

•	Accounts which accumulate monetary transactions at their face value.

•	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•	Depreciation of nonmonetary assets, valued at acquisition cost, has been recorded based on the restated cost of such assets as detailed in Note 1.a.

•	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

•	Income (Loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

3. ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet accounts as of September 30, 2006 and December 31, 2005

Assets

a)	Investments:

	2006			2005
	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	113	(1)(2)	—	176	(1)	—
Long-term investments (Exhibit C)	—		2,617	—		2,544
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—		(167)	—		(185)

	113		2,450	176		2,359

(1)	Includes 97 and 161 as of September 30, 2006 and December 31, 2005, respectively, with an original maturity of less than three months.
(2)	Accrues interest at annual fixed rates between 4% and 8.28%.

b)	Trade receivables:

	2006			2005
	Current		Noncurrent	Current	Noncurrent
Accounts receivable	2,079		47	2,008	51
Related parties (Note 7)	511		—	447	—

	2,590	(1)	47	2,455	51
Allowance for doubtful trade receivables (Exhibit E)	(418)		—	(370)	—

	2,172		47	2,085	51

(1)	Includes 278 in litigation, 1 one to three months past due, 196 in excess of three months past due, 2,100 due within three months and 15 due after three months.

c)	Other receivables:

	2006				2005
	Current		Noncurrent		Current	Noncurrent
Deferred income tax (Note 3.k)	—		466		—	443
Tax credits and export rebates	532		16		496	16
Trade	42		—		31	—
Prepaid expenses	89		75		54	90
Concessions charges	17		91		17	96
Related parties (Note 7)	3,638	(3)	—		2,830	267
Loans to clients	12		65		11	90
From the renegotiation of long-term contracts	—		15		—	17
From joint ventures and other agreements	50		—		1	—
Trust contribution under Decree No. 1,882/04	297		—		273	—
Miscellaneous	324		113		201	120

	5,001	(1)	841	(2)	3,914	1,139
Allowance for other doubtful accounts (Exhibit E)	(115)		—		(119)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(51)		—	(54)

	4,886		790		3,795	1,085

(1)	Includes 49 of less than three months past due, 177 in excess of three months past due and 4,775 due as follows: 2,714 from one to three months, 909 from three to six months, 296 from six to nine months and 856 from nine to twelve months.
(2)	Includes 772 due from one to two years, 13 due from two to three years and 56 due after three years.
(3)	Includes 948 with Repsol YPF, S.A., which accrues interest at a rate of 3% plus a variable spread, 780 with Repsol International Finance B.V. that accrues variable interest at LIBOR plus 0.2%, 1,300 with Repsol YPF Brasil S.A. which accrues variable interest at LIBOR plus 1.5% and 539 with YPF Holdings Inc. that accrues variable interest at LIBOR plus 0.4%.

d)	Inventories:

	2006	2005
Refined products	1,058	660
Crude oil	488	394
Products in process	23	18
Raw materials and packaging materials	124	92

	1,693	1,164

e)	Fixed assets:

	2006	2005
Net book value of fixed assets (Exhibit A)	20,944	20,546
Allowance for unproductive exploratory drilling (Exhibit E)	(3)	(3)
Allowance for obsolescence and assets to be disposed of (Exhibit E)	(46)	(48)

	20,895	20,495

Liabilities

f)	Accounts payable:

	2006				2005
	Current		Noncurrent		Current	Noncurrent
Trade	2,105		18		1,792	20
Hydrocarbon wells abandonment obligations	—		1,518		—	1,419
Related parties (Note 7)	423		—		417	—
Investment in controlled company – YPF Holdings Inc.	443		—		275	—
From joint ventures and other agreements	255		—		200	—
Environmental liabilities (Note 9.b)	70		143		48	200
Miscellaneous	13		40		121	—

	3,309	(1)	1,719	(2)	2,853	1,639

(1)	Includes 3,272 due within three months, 13 due from three to six months and 24 due after six months.
(2)	Includes 394 due from one to two years and 1,325 due after two years.

g)	Loans:

	Interest Rates(1)	Principal Maturity	2006		2005
			Current	Noncurrent	Current	Noncurrent
Negotiable Obligations(2)	7.75 - 10.00%	2007 - 2028	555	516	27	1,031
Other bank loans and other creditors(3)	3.90 - 8.50%	2006 - 2007	319	2	270	76

			874	518	297	1,107

(1)	Annual interest rates as of September 30, 2006.
(2)	Disclosed net of 882 and 864, corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of September 30, 2006 and December 31, 2005, respectively.
(3)	Includes 78 which accrues variable interest at annual rate of LIBO plus 1.60% and 238 that accrues fixed interest at annual rates between 3.90% and 8.50%.

The maturities of the Company’s current and noncurrent loans, as of September 30, 2006, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	Total
Current loans	231	63	1	579	874

		From 1 to 2 years	From 2 to 3 years	Over 5 years	Total
Noncurrent loans		2	314	202	518

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program	Issuance			Fixed Interest Rates	Principal Maturity	Book Value
(in millions)						2006		2005
	Year	Principal Value				Current	Noncurrent	Current	Noncurrent
US$1,000	1997	US$	300	7.75%	2007	543	—	14	527
US$1,000	1998	US$	100	10.00%	2028	9	202	3	197
US$1,000	1999	US$	225	9.13%	2009	3	314	10	307

						555	516	27	1,031

In connection with the issuance of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

The Shareholders’ Meeting held on April 19, 2005, approved a Notes Program for an amount up to US$ 700 million. The proceeds of these offerings will be used to refinance liabilities, to invest in working capital and in fixed assets in Argentina and in related companies for the same purposes. Notes could be issued with or without guarantee. Board of Directors was delegated in order to determine terms, conditions and characteristics of each issuance.

h)	Net advances from crude oil purchasers:

	2006			2005
	Current	Noncurrent		Current	Noncurrent
Advances from crude oil purchasers	429	270		398	527
Derivative instruments - Crude oil price swaps	(332)	(239)		(303)	(426)

	97	31	(1)	95	101

(1)	With final maturity from one to two years.

Statements of Income Accounts as of September 30, 2006 and 2005

i)	Net sales:

	Income (Expense)
	2006	2005
Sales	18,596	16,325
Turnover tax	(323)	(264)
Hydrocarbon export withholdings	(503)	(573)

	17,770	15,488

j)	Other income (expense), net:

	Income (Expense)
	2006	2005
Reserve for pending lawsuits and other claims	(39)	(119)
Miscellaneous	82	19

	43	(100)

k)	Income tax:

Current income tax	(2,054)		(2,410)
Deferred income tax	23	3	2
		8

	(2,031)		(2,408)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the nine-month periods ended September 30, 2006 and 2005, is as follows:

	2006	2005
Net income before income tax	5,746	6,405
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(2,011)	(2,242)

Effect of the restatement into constant Argentine pesos	(260)	(259)
Income on long-term investments	100	23
Non taxable exchange differences	24	—
Tax free Income – Law No. 19,640 (Tierra del Fuego)	42	39
Miscellaneous	74	31

	(2,031)	(2,408)

The breakdown of the net deferred tax asset as of September 30, 2006, and December 31, 2005, is as follows:

	2006	2005
Deferred tax assets
Exchange differences from devaluation of Argentine peso – Law No. 25,561	12	49
Non deductible allowances and reserves	683	624
Specific tax loss carryforwards	42	42
Miscellaneous	100	93

Total deferred tax assets	837	808

Deferred tax liabilities
Fixed assets	(352)	(345)
Miscellaneous	(19)	(20)

Total deferred tax liabilities	(371)	(365)

Net deferred tax asset	466	443

As explained in Note 2.f, the difference between the book value of fixed assets restated into constant Argentine pesos and their corresponding historical cost used for tax purposes, at the current tax rate, is a deferred tax liability of 1,726 and 1,986 as of September 30, 2006 and December 31, 2005, respectively. Had this deferred tax liability been recorded, the amount charged to income for the nine-month period ended September 30, 2006 would have been 260. The Company estimates that the difference will be reversed as follows:

	2006	2007-2008	Thereafter	Total
Deferred income tax	98	575	1,053	1,726

4. CAPITAL STOCK

The Company’s subscribed capital, as of September 30, 2006, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2006, Repsol YPF controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of September 30, 2006, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5. RESTRICTED ASSETS AND GUARANTEES GIVEN

As of September 30, 2006, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 31 million and US$ 91 million, respectively. The corresponding loans have final maturity in 2011 and 2013, respectively.

6. PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of September 30, 2006, the exploration and production joint ventures and the main other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator	Activity
Acambuco Salta	22.50%	Pan American Energy LLC	Exploration and production
Aguada Pichana Neuquén	27.27%	Total Austral S.A.	Exploration and production
Aguaragüe Salta	30.00%	Tecpetrol S.A.	Exploration and production
Bandurria Neuquén	27.27%	YPF S.A.	Exploration
CAM-2/A SUR Tierra del Fuego	50.00%	Sipetrol S.A.	Production
CAM-3 National Continental Shelf	50.00%	Sipetrol S.A.	Exploration
Campamento Central / Cañadón Perdido Chubut	50.00%	YPF S.A.	Exploration and production
CCA-1 GAN GAN Chubut	50.00%	Wintershall Energía S.A.	Exploration
CGSJ - V/A Chubut	50.00%	Wintershall Energía S.A.	Exploration
El Tordillo Chubut	12.20%	Tecpetrol S.A.	Exploration and production
Filo Morado Neuquén	50.00%	YPF S.A.	Generation of power electricity
La Tapera y Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.	Production
Llancanello Mendoza	51.00%	YPF S.A.	Exploration and production
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%	Sipetrol S.A.	Production
Palmar Largo Formosa	30.00%	Pluspetrol S.A.	Production
Puesto Hernández Neuquén and Mendoza	61.55%	Petrobras Energía S.A.	Production
Ramos Salta	15.00%(1)	Pluspetrol Energy S.A.	Production
San Roque Neuquén	34.11%	Total Austral S.A.	Exploration and production
Tierra del Fuego Tierra del Fuego	30.00%	Petrolera L.F. Company S.R.L.	Production
Zampal Oeste Mendoza	70.00%	YPF S.A.	Exploration and production

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of September 30, 2006, the Company has been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas.

The assets and liabilities as of September 30, 2006 and December 31, 2005 and productions cost of the joint ventures and other agreements for the nine-month periods ended September 30, 2006 and 2005 included in the financial statements are as follows:

	2006	2005
Current assets	133	75
Noncurrent assets	2,356	2,109

Total assets	2,489	2,184

Current liabilities	337	279
Noncurrent liabilities	241	186

Total liabilities	578	465

Production costs	822	629

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each period or year, taking into account significant subsequent events and transactions as well as available management information.

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of September 30, 2006 and December 31, 2005 from transactions with controlled companies, jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2006			2005
	Trade receivables	Other receivables	Accounts payable	Trade receivables	Other receivables		Accounts payable
	Current	Current	Current	Current	Current	Noncurrent	Current
Controlled companies:
Operadora de Estaciones de Servicios S.A.	11	7	10	17	—	—	9
A - Evangelista S.A.	—	1	47	—	3	—	58
YPF Holdings Inc.	—	539	4	—	130	—	2
Argentina Private Development Company Limited	—	—	44	—	—	—	44

	11	547	105	17	133	—	113

Jointly controlled companies:
Profertil S.A.	13	7	41	9	—	—	8
Compañía Mega S.A. (“Mega”)	236	—	—	178	—	—	—
Refinería del Norte S.A. (“Refinor”)	95	18	14	77	—	—	25

	344	25	55	264	—	—	33

Companies under significant influence:	48	9	37	38	4	—	45

Parent company and other related parties under common control:
Repsol YPF	—	948	19	—	1,404	—	83
Repsol YPF Transporte y Trading S.A.	16	—	76	29	—	—	30
Repsol YPF Gas S.A.	36	6	1	18	1	—	1
Repsol YPF Brasil S.A.	10	1,300	—	15	18	267	19
Repsol International Finance B.V.	—	780	—	—	1,252	—	—
Repsol YPF E&P de Bolivia S.A.	—	1	102	—	2	—	69
Others	46	22	28	66	16	—	24

	108	3,057	226	128	2,693	267	226

	511	3,638	423	447	2,830	267	417

The Company maintains purchase, sale and financing transactions with related parties. The prices and rates of these transactions approximate the amounts charged to unrelated third parties. The principal purchase, sale and financing transactions with these companies for the nine-month periods ended September 30, 2006 and 2005, include the following:

	2006				2005
	Sales	Purchases and services	Granted loans (debit) credit	Interest gains (losses)	Sales	Purchases and services	Granted loans (debit) credit	Interest gains (losses)
Controlled companies:
Operadora de Estaciones de Servicios S.A.	17	112	—	—	14	86	—	—
A - Evangelista S.A.	3	201	—	—	1	143	—	—
YPF Holdings Inc.	—	—	(403)	14	—	—	(29)	—

	20	313	(403)	14	15	229	(29)	—

Jointly controlled companies:
Profertil S.A.	46	71	—	—	52	58	—	—
Mega	792	1	—	—	579	—	—	—
Refinor	289	127	—	—	238	139	—	—
Petroken Petroquímica Ensenada S.A.(1)	—	—	—	—	87	3	—	—

	1,127	199	—	—	956	200	—	—

Companies under significant influence:	122	158	—	—	205	184	—	—

Parent company and other related parties under common control:
Repsol YPF	—	5	350	50	—	13	—	38
Repsol YPF Transporte y Trading S.A.	713	563	—	—	367	368	—	—
Repsol YPF Brasil S.A.	69	—	(996)	46	48	—	—	8
Repsol YPF Gas S.A.	166	3	—	—	150	2	53	5
Repsol International Finance B.V.	—	—	489	33	—	—	(262)	32
Repsol YPF E&P de Bolivia S.A.	—	424	—	—	—	234	—	—
Others	96	6	—	—	125	2	—	10

	1,044	1,001	(157)	129	690	619	(209)	93

	2,313	1,671	(560)	143	1,866	1,232	(238)	93

(1)	Operations are disclosed until the company ceased to be a related party (Note 10).

8. SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 33 and 26 for the nine-month periods ended September 30, 2006 and 2005, respectively.

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 6 and 6 for the nine-month periods ended September 30, 2006 and 2005, respectively.

9. COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of September 30, 2006, the Company has recorded the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies reserved are described in the following paragraphs.

•	Pending lawsuits: In the normal course of its business, the Company has been demanded in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

Additionally, YPF has received 36 claims, not individually significant considering their nature, with probable outcome which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external legal counsels, cannot reasonably estimate the outflows related to such claims.

•	Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109, stated in Argentine pesos as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/99 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted the proceedings to the Civil and Commercial Appellate Court Room II for its resolution. As of the date of issuance of these financial statements, the mentioned Court has not taken a resolution. In March 2006, YPF was notified that the indictment was opened into an evidence statement.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminary, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/99 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

•	Tax claims: On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, the Company was formally communicated of a resolution from the AFIP confirming its original position in both claims. The Company has appealed such resolution in the National Fiscal Court.

In addition, the Company has received several claims from the AFIP and from the provincial and municipal fiscal authorities.

•	Arbitration with CMS Ensenada S.A. (“CMS”): In April 2004, the Company was notified of an arbitration complaint filed by CMS, in connection with a supply contract for electric power and steam for the La Plata Refinery. CMS asserts that payments by YPF for electricity and steam supplied under the agreement must be made in the currency originally agreed-upon (US dollars) and not in Argentine pesos. It argues that the “de-dollarization” of obligations in foreign currency imposed by the Public Emergency Law is unconstitutional. YPF has already presented an answer to the complaint sustaining the constitutionality of the “de-dollarization” of those obligations. As of the date of issuance of these financial statements, the Arbitration Court issued a resolution, which stated a parcial acceptance of the arbitration complaint for a total amount of 69. As of September 30, 2006 such amount had been reserved.

•	Liabilities and contingencies assumed by the Argentine Government: YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Republic of Argentina pursuant to the above-mentioned indemnity. As of September 30, 2006, all claims related to the predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government.

•	Natural gas market:

Export sales: Pursuant to Resolution No. 265/2004 of the Secretary of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretary of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretary of Energy. Additionally, Resolution No. 752/2005 of the Secretary of Energy provided that industrial users and thermal generators (as well as the body in charge of dispatching electricity) have to request volumes of gas directly from the producers.

They could also acquire the natural gas from the cutbacks on natural gas export through the Permanent Additional Injections mechanism created by this resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government, requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain domestic consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned by the Program. As a result of the Program, in several occasions since 2004, YPF has been forced to reduce, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken long-term firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. The aforementioned clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect.

Innergy Soluciones Energéticas (“Innergy”) has rejected the force majeure argument invoked by the Company and has invoiced the penalty stipulated under the “deliver of pay” clause of the contract. The invoices have been rejected by the Company. In addition, YPF has been notified of an arbitration demand from Innergy. The Company has answered the arbitration complaint, and has filed a counterclaim based on the hardship provisions (“teoría de la imprevisión”) of the Argentine Civil Code. Arbitration Court has not been appointed yet. The damages claimed by Innergy amount to US$ 24 million plus interests. Such amount might be increased if Innergy incorporates to the demand penalties related to periods subsequent to June 2006.

Domestic sales: Certain local clients have claimed YPF for cutbacks in natural gas supply pursuant to their respective contracts. The Company has formally denied such breach, based on the fact that, pending the restructuring of such contracts, is not obliged to confirm nominations of natural gas to those clients during certain periods of the year.

As of September 30, 2006, the Company has reserved the probable and reasonably estimated costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets. The costs for contractual penalties related to future natural gas cutbacks will be assessed when they occur.

•	La Plata environmental claims: There are certain claims that require a compensation for individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the western channel adjacent to the mentioned refinery. During year 2006, the Company submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performing of a study for the characterization of environmental associated risks.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

•	Arbitration with Empresa Nacional de Electricidad S.A. (“ENDESA”): In January, 2005, YPF was notified of a request made by ENDESA for an arbitration to resolve a dispute relating to an alleged breach of a contractual clause in an export contract signed in June 2000. The clause related to increased natural gas deliveries and ENDESA has requested payment of the contractual penalty. The contract term is for 15 years and establishes that a compensation for non-delivery may not exceed US$ 9 million per year and under certain circumstances, such limit should increase by US$ 9 million in addition per year. Notwithstanding the forgoing, ENDESA’s claim exceeds this limit and amounts to US$ 354 million, alleging a deceitful conduct on the part of YPF. The Company requested the rejection of this claim.

•	Availability of foreign currency deriving from exports: Decree Nº 1,589/89 of the Federal Executive provides that, producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemented Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming form the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/89 was implicitly abolished by Decree No. 1,606/01.

On December 31, 2002, Decree No. 2,703/02 was enforced, ratifying from such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/01.

In the assumption of an eventual Central Bank’s liquidation request of foreign currency deriving from the exports of hydrocarbons in the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/02, YPF has the right to administratively discuss such decision, as well as to request an injunction within the judicial procedure.

•	Dock Sud environmental claims: Without being notified, YPF has information regarding that a group of neighbours of Dock Sud, Province of Buenos Aires, have filed three environmental lawsuits in which several companies located in that area (YPF might be included) are being sued. The plaintiffs have requested compensation for collective environmental damage of Matanza and Riachuelo rivers and for individual damage, which they claim to have suffered.

•	Custom claims: During 2006 Custom Offices from Neuquen and Comodoro Rivadavia notified the Company the beginning of indictments due to formal faults YPF had committed in the export permit forms issued in relation to the crude oil future commitment sales. YPF´s Management, in consultation with its legal counsels, believes these claims are without merit.

Additionally, YPF has received labor, civil and commercial claims and several claims from the AFIP and from the provincial and municipal fiscal authorities, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsels, has considered them to be possible contingencies.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management of YPF believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990.

As of September 30, 2006, in addition to the hydrocarbon wells abandonment obligations for 1,518, the Company has reserved 213, corresponding to environmental contingencies, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program (Note 3.f). Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies, could materially affect future results of operations.

Additionally, certain environmental contingencies related to Chemicals’ operations in the United States of America were assumed by TS and Maxus, indirect subsidiaries through YPF Holdings Inc. YPF committed to contribute capital up to a maximun amount that will enable to satisfy certain assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements).

c)	Other matters:

•	Contractual commitments: In June 1998, YPF has received an advanced payment for a crude oil future delivery commitment for approximately US$ 315 million. Under the terms of this agreement, the Company has agreed to sell and deliver approximately 23.9 million crude oil barrels during the term of ten years. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. This payment has been classified as “Net advances from crude oil purchasers” on the balance sheet and is being reduced as crude oil is delivered to the purchaser under the term of the contract. As of September 30, 2006, approximately 4 million crude oil barrels are pending of delivery.

Additionally, the Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract.

•	Regulatory requirements: YPF is subject to certain regulations requiring the domestic hydrocarbon market demand supply. On October 11, 2006, Domestic Trade Secretary issued Resolution No. 25/2006 which requires refiners and/or wholesale and/or retail sellers to meet domestic market diesel demand. The resolution requires, at least, to supply volumes equivalent to those of previous year corresponding month, plus the positive correlation between the rise in diesel demand and the rise of the Gross Domestic Product, accrued from the reference month. The mentioned commercialization should be performed with no distortion nor damage to the diesel market normal operation.

In connection with certain natural gas exportation contracts from the Noroeste basin in Argentina, the Secretary of Energy has required YPF to certify the existence of natural gas reserves of that basin in order to mantaine corresponding export permits. The Secretary of Energy could resolve the parcial or total suspension of one or several export permits.

During 2005, the Secretary of Energy by means of Resolution No. 785, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks.

•	Operating leases: As of September 30, 2006, the main lease contracts correspond to the rental of oil and gas production equipment, natural gas compression equipment and real estate for service stations position. Charges recognized under these contracts for the nine-month periods ended September 30, 2006 and 2005, amounted to 210 and 161, respectively.

As of September 30, 2006, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
Estimated future payments	338	266	143	110	92	201

•	Agreement with the Federal Government and the Province of Neuquén: On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Federal Government for the extension of the concession mentioned above, which were recorded in fixed assets and committed among other things to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

d)	Changes in Argentine economic rules:

During year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar, in place since March 1991, and adopted a set of economic, monetary, financial, fiscal and exchange measures. These financial statements include the effects derived from the new economic policies known to the release date thereof. The effects of any additional measures to be implemented by the Argentine Federal Government will be recognized in the financial statements once Management becomes aware of their existence.

10. MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2005:

•	In January 2005, YPF sold, for an amount of US$ 97.5 million, its interest in PBBPolisur S.A., company with operations in the Chemical segment in Argentina, recording a net gain of 75 in the statement of income.

•	In March 2005, YPF agreed to sell its interest in Petroken, company with operations in the Chemical segment in Argentina, for an amount of US$ 58 million (equivalent to its carrying amount). In July 2005, this operation was approved by the Antitrust Board.

•	In October 2005, YPF transferred its interest in Gas Argentino S.A. to YPF Inversora Energética S.A., company controlled by YPF.

11. RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions).

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate.

12. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of generally accepted accounting principles in Argentina, but do not conform with certain generally accepted accounting principles in the United States of America. The effects of the differences between generally accepted accounting principles in Argentina and the generally accepted accounting principles in other places in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company´s financial position, and the related results of its operations and cash flows in accordance with generally accepted accounting principles in places other than in Argentina.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	2006
	Cost
Main account	Amounts at beginning of year	Increases		Net decreases and transfers		Amounts at end of period
Land and buildings	1,919	1		33		1,953
Mineral property, wells and related equipment	43,835	7		1,230		45,072
Refinery equipment and petrochemical plants	7,167	—		55		7,222
Transportation equipment	1,732	—		11		1,743
Materials and equipment in warehouse	420	710		(580)		550
Drilling and work in progress	2,498	2,440		(1,090)		3,848
Exploratory drilling in progress(5)	135	130		(137)		128
Furniture, fixtures and installations	422	—		52		474
Selling equipment	1,273	—		40		1,313
Other property	294	—		6		300

Total 2006	59,695	3,288	(3)	(380	)(1)	62,603

Total 2005	55,702	2,290	(3)	(252	)(1)	57,740

	2006								2005
	Depreciation
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of period	Net book value as of 09-30-06		Net book value as of 09-30-05		Net book value as of 12-31-05
Land and buildings	838	(1)		2%	26	863	1,090		1,082		1,081
Mineral property, wells and related equipment	30,374	(43)		(2)	2,261	32,592	12,480	(4)	12,453	(4)	13,461	(4)
Refinery equipment and petrochemical plants	5,153	—		4-5%	186	5,339	1,883		2,049		2,014
Transportation equipment	1,193	(1)		4-5%	32	1,224	519		539		539
Materials and equipment in warehouse	—	—		—	—	—	550		403		420
Drilling and work in progress	—	—		—	—	—	3,848		2,255		2,498
Exploratory drilling in progress(5)	—	—		—	—	—	128		89		135
Furniture, fixtures and installations	377	—		10%	18	395	79		52		45
Selling equipment	960	5		10%	26	991	322		329		313
Other property	254	—		10%	1	255	45		37		40

Total 2006	39,149	(40	)(1)		2,550	41,659	20,944

Total 2005	36,561	(14	)(1)		1,905	38,452			19,288		20,546

(1)	Includes 128 and 43 of net book value charged to fixed assets allowances for the nine-month periods ended September 30, 2006 and 2005, respectively.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.e).
(3)	Includes 7 and 6 corresponding to the future costs of hydrocarbon wells abandonment obligations for the nine-month periods ended September 30, 2006, and 2005, respectively.
(4)	Includes 1,043, 1,237 and 1,202 of mineral property as of September 30, 2006 and 2005 and December 31, 2005, respectively.
(5)	At the end of the nine-month period ended September 30, 2006 there are 16 exploratory wells in progress. During that period 15 wells were drilled, 10 wells were charged to exploratory expenses and 5 wells were transferred to proved property which are included in the account mineral property, wells and related equipment.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Exhibit C

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	2006																2005
							Information of the Issuer
	Description of the Securities									Last Financial Statements Issued
Name and Issuer	Class	Face Value		Amount	Book Value		Cost (8)	Main Business	Registered Address	Date	Capital Stock		Income (Loss)	Equity	Holding in Capital Stock		Book Value
Controlled companies:
YPF International S.A.	Common	Bs.	100	147,693	355		1,392	Investment	Av. José Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia	06/30/06	6		12	346	99.99%		327
YPF Holdings Inc.	Common	US$	0.01	100	—	(7)	421	Investment and finance	717 North Harwood Street, Dallas, Texas, U.S.A.	03/31/06	1,665		(7)	(455)	100.00%		—	(7)
Operadora de Estaciones de Servicios S.A.	Common		$1	243,700,940	276		223	Commercial management of YPF’s gas stations	Av. Roque Sáenz Peña 777, Buenos Aires, Argentina	09/30/06	244		30	276	99.99%		282
A-Evangelista S.A.	Common		$1	8,683,498	82		31	Engineering and construction services	Av. Roque Sáenz Peña 777, P. 7º, Buenos Aires, Argentina	09/30/06	9		20	82	99.91%		62
Argentina Private Development Company Limited (in liquidation)	Common	US$	0.01	769,414	44		84	Investment and finance	P.O. Box 1109, Gran Caimán, British West Indies	12/31/01	—	(2)	3	44	100.00%		44

					757		2,151										715

Jointly controlled companies:
Compañía Mega S.A.(6)	Common		$1	77,292,000	484		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	06/30/06	203		269	1,072	38.00%		474
Profertil S.A.	Common		$1	391,291,320	515		164	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	06/30/06	783		138	1,026	50.00%		501
Refinería del Norte S.A.	Common		$1	45,803,655	220		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	03/31/06	92		39	443	50.00%		179

					1,219		164										1,154

Companies under significant influence:
Oleoductos del Valle S.A.	Common		$10	4,072,749	98	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	06/30/06	110		13	315	37.00%		104	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	41		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	06/30/06	14		9	124	33.15%		44
Oiltanking Ebytem S.A.	Common		$10	351,167	42	(3)	7	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	06/30/06	12		8	91	30.00%		38	(3)
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	737,361	18		6	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	06/30/06	7		15	174	10.00%		18
Central Dock Sud S.A.	Common		$0.01	3,847,189,961	12	(3)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	06/30/06	484		(23)	228	9.98	% (5)	17	(3)
Inversora Dock Sud S.A.	Common		$1	103,497,738	130	(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	06/30/06	241		(12)	216	42.86%		142	(3)
Pluspetrol Energy S.A.	Common		$1	30,006,540	273		98	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	06/30/06	67		39	602	45.00%		281
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	8,099,280	14		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	06/30/06	45		(1)	80	18.00%		17
Other companies:
Others (4)	—		—	—	13		13	—	—	—	—		—	—	—		14

					641		363										675

					2,617		2,678										2,544

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	No value is disclosed, due to book value is less than $ 1 million.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF S.A. accounting methods.
(4)	Includes YPF Inversora Energética S.A., A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Petróleos Transandinos YPF S.A. and Mercobank S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	As of September 30, 2006 and December 31, 2005, holding in negative shareholders’ equity is disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform YPF S.A. accounting methods.
(8)	Cost net of cash dividens and capital distributions from long-term investements restated in accordance with Note 1.a.

Exhibit E

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND 2005

ALLOWANCES AND RESERVES

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	2006				2005
Account	Amounts at beginning of year	Increases	Decreases	Amounts at end of period	Amounts at end of period
Deducted from current assets:
For doubtful trade receivables	370	104	56	418	339
For other doubtful accounts	119	4	8	115	119

	489	108	64	533	458

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	54	—	3	51	65
For reduction in value of holdings in long-term investments	185	—	18	167	321
For unproductive exploratory drilling	3	126	126	3	3
For obsolescence and fixed assets to be disposed of	48	—	2	46	46

	290	126	149	267	435

Total deducted from assets, 2006	779	234	213	800

Total deducted from assets, 2005	927	76	110		893

Reserves for losses - current:
For various specific contingencies (Note 9.a)	164	41	86	119	91

	164	41	86	119	91

Reserves for losses - noncurrent:
For pending lawsuits and various specific contingencies (Note 9.a)	766	519	62	1,223	710

	766	519	62	1,223	710

Total included in liabilities, 2006	930	560	148	1,342

Total included in liabilities, 2005	688	170	57		801

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Exhibit F

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005 COST OF SALES

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	2006	2005
Inventories at beginning of year	1,164	1,005
Purchases for the period	2,998	1,693
Production costs (Exhibit H)	7,960	5,896
Holding gains on inventories	428	141
Inventories at end of period	(1,693)	(1,167)

Cost of sales	10,857	7,568

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Exhibit G

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in millions)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	Foreign currency and amount				Exchange rate in pesos as of 09-30-06		Book value as of 09-30-06
Account	2005		2006
Current Assets
Investments	US$	54	US$	10	3.06	(1)	31
Trade receivables	US$	495	US$	517	3.06	(1)	1,582
		€4		€7	3.89	(1)	27
Other receivables	US$	832	US$	1,202	3.06	(1)	3,678
	$CH	113,994	$CH	34,644	0.00562	(1)	195

Total current assets							5,513

Noncurrent Assets
Other receivables	US$	89		—	—		—

Total noncurrent assets							—

Total assets							5,513

Current Liabilities
Accounts payable	US$	377	US$	428	3.10	(2)	1,327
		€10		€10	3.94	(2)	41
Loans	US$	35	US$	254	3.10	(2)	787
Net advances from crude oil purchasers	US$	31	US$	31	3.10	(2)	97

Total current liabilities							2,252

Noncurrent Liabilities
Accounts payable	US$	479	US$	498	3.10	(2)	1,544
Loans	US$	365	US$	166	3.10	(2)	516
Net advances from crude oil purchasers	US$	33	US$	10	3.10	(2)	31
Reserves		—	US$	170	3.10	(2)	527

Total noncurrent liabilities							2,618

Total liabilities							4,870

(1)	Buying exchange rate.
(2)	Selling exchange rate.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of September 30, 2006 and September 30, 2005 are unaudited)

	2006						2005
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	311	84		99	23	517	413
Fees and compensation for services	64	160	(1)	17	1	242	168
Other personnel expenses	118	37		16	9	180	138
Taxes, charges and contributions	125	5		164	—	294	242
Royalties and easements	1,603	—		4	—	1,607	1,295
Insurance	54	—		8	—	62	53
Rental of real estate and equipment	168	1		41	—	210	175
Survey expenses	—	—		—	85	85	73
Depreciation of fixed assets	2,474	24		52	—	2,550	1,905
Industrial inputs, consumable materials and supplies	370	5		23	3	401	445
Construction and other service contracts	539	6		40	11	596	412
Preservation, repair and maintenance	832	11		29	1	873	631
Contractual commitments	433	—		—	—	433	130
Unproductive exploratory drillings	—	—		—	126	126	28
Transportation, products and charges	448	—		650	—	1,098	958
Allowance for doubtful trade receivables	—	—		79	—	79	5
Publicity and advertising expenses	—	66		31	—	97	58
Fuel, gas, energy and miscellaneous	421	27		33	3	484	323

Total 2006	7,960	426		1,286	262	9,934

Total 2005	5,896	326		1,083	147		7,452

(1)	Includes 4 for fees to the Directors and Statutory Auditors.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006 AND COMPARATIVE INFORMATION

RATIFICATION OF LITHOGRAPHED SIGNATURES

I hereby ratify the signatures appearing in lithographed form on the preceding sheets from page 1 through page 50.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

Item 3

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – See Note 12 to the primary financial statements

Statutory Audit Committee’s Report

To the Shareholders of

YPF SOCIEDAD ANONIMA

Dear Sirs,

In accordance with the requirements of the Buenos Aires Stock Exchange and current professional requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of September 30, 2006 and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended and the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of September 30, 2006 and the related consolidated statements of income and cash flows for the nine-month period then ended, disclosed as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions.

Our work on the accompanying financial statements consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we have principally considered the limited review report on interim period financial statements issued by the firm Deloitte & Co. S.R.L. dated November 8, 2006, in accordance with generally accepted auditing standards in Argentina for a limited review of interim period financial statements. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above mentioned external auditor’s report provide a reasonable basis for our report.

Based on our work, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles in Argentina.

In compliance with current legal requirements, and in exercise of the control of lawfulness which is our duty, we also report that during the period we have applied the procedures described in article No. 294 of Law No. 19,550 as we considered necessary in the circumstances, and we have no comments to made in this regard.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 12 to the accompanying financial statements).

Buenos Aires City, Argentina

November 8, 2006

For Statutory Audit Committee

Juan A. Gelly y Obes

Statutory Auditor

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 15, 2006	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer